MANAGEMENT’S DISCUSSION & ANALYSIS – 2012 SECOND QUARTER

This MD&A has been prepared by management and reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of the Company and notes thereto for the three and six month periods ended June 30, 2012 and with the audited consolidated financial statements of the Company and notes thereto and related MD&A for the year ended December 31, 2011. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three and six month periods ended June 30, 2012 and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars. Additional information relating to the Company, including the Company’s Annual Information Form, is available at www.sedar.com.

Business of the Company

The principal business of Nevsun Resources Ltd. (Nevsun or the Company) is the operation of the Bisha Mine in Eritrea, located in north-eastern Africa. Along with its minority owner, the Company is involved in overseeing all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

The Bisha Mine consists of a gold, copper and zinc deposit that is projected to have a strong economic return over a remaining twelve year mine life and of a smaller gold and zinc satellite deposit, Harena, which lies 9 km away from the Bisha deposit. Nevsun is a 60% shareholder in the Bisha Project. The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein. The top layer of the deposit is gold oxide material lying at surface that allowed an early payback of gold phase capital, while also allowing for funding of the copper expansion. The gold oxide phase is expected to be completed in Q1 2013 and the copper plant expansion is underway with copper production expected in mid-2013. The Bisha Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

The Company’s significant development project includes the construction of the Bisha Mine copper flotation circuit and exploration of the North West Zone, which is also a satellite deposit to Bisha. The Company has also recently entered into an agreement to acquire the Mogoraib exploration license, which is located in the same vicinity as Bisha.

Nevsun is listed for trading on both the TSX and NYSE MKT LLC stock exchanges under the symbol NSU.

Outlook

Nevsun has increased its total 2012 gold production forecast to 280,000 – 300,000 ounces from its previous target of 240,000 – 260,000 ounces, as compared to its guidance of 190,000 to 210,000 ounces provided in February 2012.

The improved outlook is attributable to continuing unusually high gold grades encountered in a portion of the oxide zone that is the interface between the gold oxide and copper supergene zones, commonly termed the acid domain. The variable high grades, which are expected to persist until September, when mining of the acid zone will be complete, could not be fully included in the July 2012 mineral reserves update because drill hole core recovery from the acid domain was sporadic and the core was difficult to assay.

Nevsun cautions that the competency of the material in this interface zone is poor and requires sophisticated stockpile blending to facilitate successful processing and recovery of the precious metals. In addition, the combination of both a clay like and sandy composition of the acid material leads to challenging daily ore control sampling, making it difficult to predict grades. The associated gold grade is highly variable and includes both very high and low grades.

Mining of the Harena deposit will begin in August. Ore from Harena will be processed at the Bisha plant. Once oxide gold production is completed, the carbon-in-leach plant will be mothballed such that it can be restarted should more oxide deposits be discovered in the Bisha vicinity.

Nevsun expects to close the Mogoraib exploration license purchase in Q4 2012.

The Company completed its 13,500 meter exploration drill program at the North West Zone, which lies 3 km from the Bisha deposit, and expects to release a resource estimate in the first half of 2013.

Corporate Social Responsibility Report

During March 2012 the Company published its 2011 Corporate Social Responsibility Report which can be accessed on the Nevsun website at www.nevsun.com/pdf/2011-nevsun-csr-report.pdf.

Second quarter highlights
  Mined 500,000 tonnes of ore at 6.04 g/t gold
  Produced 87,000 ounces of gold, 169,000 ounces for six months
  Net income attributable to Nevsun shareholders was $39.6 million, representing earnings of $0.19 per share
  Cash costs(1) of $253 per ounce of gold
(1) Non-GAAP measure, refer to page 9 of this MD&A.

Key financial and operating information

Financial results:

In US $000s (except per share and per ounce data):

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011(1)
Revenues	$147,713	$136,085	$297,103	$190,400
Operating income	109,671	101,947	220,299	141,586
Net income attributable to Nevsun shareholders	39,568	35,287	80,806	47,090
Earnings per share attributable to Nevsun shareholders	0.19	0.18	0.40	0.24
Total assets	$813,352	$480,830	$813,352	$480,830

(1)	The 2011 revenues, operating income, net income attributable to Nevsun shareholders and earnings per share attributable to Nevsun shareholders contain results from February 22, 2011 to June 30, 2011 only.

The following variances result when comparing operations for the three month period ended June 30, 2012 with the same period of the prior year (in US $000s except per ounce data):

1.	Revenues: The Company’s Q2 2012 revenues of $147,713 (Q2 2011 – $136,085) included sales of 87,500 ounces of gold (Q2 2011 – 88,700 ounces) at an average realized price of $1,599 per ounce (Q2 2011 – $1,510 per ounce).

2.	Operating expenses: The Company recorded operating expenses for Q2 2012 of $22,879 (Q2 2011 - $21,653). The increase in Q2 2012 costs compared to the same period in the prior year is mostly due to more difficult ground conditions and longer haulage distances with increasing pit depth experienced in Q2 2012. Mining activity with continued free dig in Q2 2011 required little to no explosives activity, resulting in lower mining costs during that period.

3.	Royalties: The Company incurs a 5% precious metals royalty on gold and silver doré sales. In Q2 2012 royalty expenses of $7,418 (Q2 2011 - $6,778) were recorded on gold and silver sales. The increase in royalties is mostly attributable to the Company achieving a higher realized price per ounce and increased silver production in Q2 2012 than in Q2 2011.

4.	Depreciation and depletion: In Q2 2012 depreciation and depletion of $7,745 (Q2 2011 - $5,707) was recorded.

5.	Administrative: Administrative costs in Q2 2012 were $1,475, down from $3,703 in Q2 2011. The decrease is due primarily to a decrease in share-based payments expenses, resulting from 1) A reduction from Q2 2011 to Q2 2012 of $2,180 of non-cash amortization of stock options. The Q2 2012 share-based payments expenses were $138, compared to Q2 2011’s, which were $2,317; and 2) A non-cash credit to share appreciation rights in Q2 2012 of $245 (Q2 2011 - $nil) due to a decrease in the Company’s share price and a resulting decrease in the share appreciation rights liability.

6.	Finance income: Finance income in Q2 2012 was $1,088 and is almost entirely related to interest earned on the amount due from non-controlling interest. Finance income in Q2 2011 was $25. There was no due from non-controlling interest in Q2 2011.

7.	Finance costs: Finance costs in Q2 2012 of $153 are entirely attributable to accretion on provision for closure and reclamation. Q2 2011 finance costs were $925 of which $203 was attributable to accretion on provision for closure and reclamation, $656 to interest on loans and advances from non-controlling interest, and $66 to miscellaneous finance costs. There was no interest or miscellaneous finance costs incurred in Q2 2012.

8.	Income attributable to non-controlling interest for the quarter was $27,297, an increase of $1,979 from $25,318 in Q2 2011. The non-controlling interest has a 40% share in the Bisha Mine.

The following variances result when comparing operations for the six month period ended June 30, 2012 with the same period of the prior year (in US $000s except per ounce data):

1.	Revenues: The Company’s revenues for the six month period ended June 30, 2012 of $297,103 (Q2 2011 – $190,400) included sales of 170,600 ounces of gold (six months ended June 30, 2011 – 126,200 ounces) at an average realized price of $1,654 per ounce (six months ended June 30, 2011 – $1,509 per ounce).

2.	Operating expenses: The Company recorded operating expenses for the six month period ended June 30, 2012 of $46,006 (six months ended June 30, 2011 - $31,026). 2012 operating expenses were higher due to the inclusion of two full quarters of operating results compared to 2011, which included 4 months of operating results.

3.	Royalties: In the first half of 2012 royalty expenses of $14,780 (six months ended June 30, 2011 - $9,486) were recorded on gold and silver sales. The increase in royalties is mostly attributable to the Company achieving a higher realized gold price per ounce in the six months ended June 30, 2012 compared to the same period in 2011.

4.	Depreciation and depletion: In the six month period ended June 30, 2012 depreciation and depletion of $14,780 (six months ended June 30, 2011 - $ 8,302) was recorded.

5.	Administrative: Administrative costs for the six month period ended June 30, 2012 were $1,896, down from $7,317 for the same period in 2011. The decrease is due primarily to a decrease in share-based payments expenses, resulting from 1) A reduction from the six month period ended June 30, 2012 compared to the same period in 2011 of $4,291 of amortization of stock options. There have been few stock options issued by the Company since late Q1 2011, as a result, for the six month period ended June 30, 2012 share-based payments expenses were $460, compared to the six month period in the prior year, which were $4,751; and 2) A credit to share appreciation rights in the six months ended June 30, 2012 of $1,607 (six months ended June 30, 2011 - $nil) due to a decrease in the Company’s share price and a resulting decrease in the share appreciation rights liability.

6.	Finance income: Finance income for the six month period ended June 30, 2012 was $2,205 and is almost entirely related to interest earned on the due from non-controlling interest. Finance income for the six month period ended June 30, 2011 was $36. There was no amount due from non-controlling interest in the comparative period.

7.	Finance costs: Finance costs for the period ended June 30, 2012 of $306 are entirely attributable to accretion on provision for closure and reclamation. For the comparative period finance costs included $203 accretion on provision for closure and reclamation, $1,089 in interest on advances from non-controlling interest and $101 miscellaneous finance costs. There were no such interest amounts incurred in the six month period ended June 30, 2012.

8.	Income attributable to non-controlling interest for the six month period ended June 30, 2012 was $54,822 an increase of $19,414 from $35,408 when compared to the six months ended June 30, 2011. The non-controlling interest has a 40% share in the Bisha Mine and the increase is due principally to six full months of operating results included in income for the period, compared to only four months of results included in the six month period ended June 30, 2011.

Gold production and sales statistics(1):

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Tonnes milled	465,000	444,000	895,000	905,000
Milled gold grade (g/t)	6.93	7.27	6.76	6.72
Recovery, % of gold	85%	89%	86%	89%
Gold in doré, ounces produced	87,000	93,000	169,000	168,000
Gold ounces sold	87,500	88,700	170,600	161,500
Gold price realized per ounce	$1,599	$1,510	$1,654	$1,509
Cash cost per ounce sold(2)	$253	$305	$265	$304

Mining statistics:

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Ore mined, tonnes	500,000	377,500	849,000	852,300
Mined gold grade, g/t	6.04	8.83	5.49	7.06
Waste mined, tonnes(3)	1,658,500	1,918,100	3,484,700	3,521,300
Strip ratio	4.0	5.1	4.9	4.1
Copper phase prestrip, tonnes	480,600	-	1,219,600	-
(1)	The 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.
(2)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 9 for more information.
(3)	All waste tonnes mined reflect updated rock density estimates.

During the period ended June 30, 2012, the Company mined 500,000 tonnes of ore at an average grade of 6.04 grams per tonne (“g/t”) from the pit. The average grade exceeded expectations and resulted from the previously mentioned difficult to predict, extremely variable pockets of high grade ore in the acid domain. The Company expects more of the high grade material to be mined and processed in Q3, resulting in its increase in gold production guidance. As to copper phase pre-stripping, the costs associated with these activities are deferred for accounting purposes and no deferral of copper phase stripping is expected in Q3 and Q4 2012.

The small decrease in gold production in Q2 2012 when compared to Q2 2011 resulted from small decreases in average grade and recovery. The increase in gold production for the six months ended June 30, 2012 results principally from having six full months of production compared to 2011, which included the pre-operating period and commissioning activities that ended on February 22, 2011.

The decrease in average recovery for the six months ended June 30, 2012 compared to the same period in 2011 results from the changing ore type in the transition zone between the oxide and supergene zones that was processed in 2012. The lower recovery rate is expected to continue throughout 2012. The plant gold feed grade of 6.93 grams per tonne for Q2 2012 resulted from feeding a combination of in pit ore mined during the quarter and selected portions of stockpile ore that had been mined in prior periods.

New resources and reserves estimates

 On July 24, 2012 the Company announced increased base metal Canadian National Instrument 43-101 (NI 43-101) compliant mineral resources and reserves estimates. Expressed as contained metal, the copper reserves estimate increased 6% and the zinc reserves estimate increased 38% as of May 31, 2012, compared with the previous reserves estimate with an effective date of January 1, 2011.

Total mineral reserves estimate consists of 26.5 million tonnes with the oxide portions grading 5.79 g/t gold for a total of 167,000 troy ounces of gold, the supergene portions grading 4.09% copper for a total of 579 million pounds of copper, and the primary portions grading 1.09% copper and 6.33% zinc for a total of 462 million pounds of copper and 2,680 million pounds of zinc respectively.

As part of the mineral resources and reserves estimation review, the Company retained AGP Mining Consultants Inc. (AGP), an independent mining and geological consulting firm that had not previously reported on the property. AGP estimated the new mineral resources at Bisha. AGP’s estimate was in turn reviewed by an independent third party engineering company. AMEC Americas Limited estimated the new mineral resources at Harena. AGP also prepared the new combined Bisha and Harena mineral reserves estimate. An NI 43-101 technical report will be filed within 45 days of July 24, 2012 on SEDAR.

The following production profile was developed by AGP as a possible scenario, without optimizing the mine plan, and, compared to previous production profiles, would result in accelerating the timing of zinc expansion capital. Optimization work, which the Company intends to perform over the remainder of the year, is required before the Company decides on whether to accelerate zinc expansion.

Years	2012(1)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Oxide Phase	Supergene Phase	Supergene & Primary Overlap(3)	Primary Phase(2)
Gold	146,000 oz	36,000 oz	32,000 oz	121,000 oz
Silver	221,000 oz	1,600,000 oz	1,560,000 oz	6,940,000 oz
Copper	317Mlbs	242 Mlbs	301 Mlbs
Zinc	146 Mlbs	1,740 Mlbs

(1)	From May 31, 2012. Total gold production in 2012 is now forecast at 270,000 to 290,000 ounces including Harena oxides. It is anticipated that the Oxide Phase will extend through Q1 2013, when the gold plant will be shutdown to commence supergene phase commissioning.
(2)	Includes Harena sulphides.
(3)	The mine plan for the purposes of reserves determination contemplates a period of co-processing supergene and primary ores but Bisha has not made a final determination on this approach. Bisha will continue to evaluate and will advise if and when the approach is adopted.

The net impact of the above production profile, and other mine plan changes on the estimated Bisha Project cash flow, on a go-forward basis, is demonstrated below using different metals prices. These are all on an after-tax, royalty and CAPEX basis:

Sensitivity Scenarios	Net Future Cash, $ billions (1)	NPV (8%) $ billions	Metals Prices Used
High metals price case	$ 2.536	$ 1.620	$1,800/oz Au; $36.00/oz Ag; $4.00/lb Cu; $1.25/lb Zn
Medium metals price case	$ 1.608	$ 1.030	$1,500/oz Au; $24.00/oz Ag; $3.00/lb Cu; $1.00/lb Zn
Reserve metals price case	$ 1.319	$ 0.839	$1,175/oz Au; $22.00/oz Ag; $2.80/lb Cu; $0.92/lb Zn

(1)	Net future estimated cash flow is undiscounted after tax from 2012 onwards, and after all expansion and sustaining capital for 100% of the Bisha Project. Nevsun owns 60% of the Bisha Project and also has a receivable from the Eritrean State mining company related to its 30% purchased interest.

Exploration and development

Harena:

In early July, the State of Eritrea granted a mining license to Bisha Mining Share Company for the Harena deposit, located 9 km south of the Bisha plant. The Company is completing the haul road to Harena and installing the necessary infrastructure in order to begin mining in August 2012.

Bisha:

The Company’s 53 km2 exploration license officially expired in May 2012. The Company and Eritrean Ministry of Energy and Mines officials are working together to re-establish an exploration license or licenses that cover a larger area so that the Company may carry out a more significant regional exploration program. The Company has advised the State that it wishes to expand its exploration efforts and the State has welcomed this approach.

Copper phase development:

The Company continued work on copper phase development activities during Q2 2012, expending $15,705 on procurement, terracing, other civils works, completing detailed design work and the beginnings of the structural steel works. Total capital for the copper phase expansion is expected to be approximately $125,000, including the copper plant, port facilities and concentrate container equipment. The Company is taking the same approach to eliminate price risk on construction that it was successfully able to accomplish during the build of the gold plant. As at June 30, 2012, $67,126 had been spent, ordered or arranged, thereby fixing over half of the expected project costs. The copper flotation plant is targeted to be operational in mid-2013. The same firm, SENET of South Africa, is the engineering, procurement, and construction management contractor. Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Mogoraib:

On August 1, 2012 the Company announced it had entered into an agreement to acquire the Mogoraib exploration license in Eritrea, which includes the Hambok copper and zinc deposit. The purchase of the Mogoraib exploration license is expected to close in Q4 2012 and is pending approval by Eritrean State officials. Consideration for the acquisition will be $5,000, plus an additional possible $7,500 upon commencement of commercial production from the licensed area.

While management does not believe Hambok is economic as a stand-alone deposit the Company plans to undertake further exploration and, with the Bisha plant a short distance away, believes Hambok may become an extension for the Bisha base metal operations.

If additional exploration is successful and base metals reserves are identified, then the Company may consider increasing the planned capacity of the zinc and copper plant when the Bisha plant transitions from copper to zinc in 2015 or 2016.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.

In US $000s (except per share data)	2012 2nd	2012 1st	2011 4th	2011 3rd
Revenues	$147,713	$149,390	$170,868	$186,502
Net income attributable to Nevsun shareholders	39,568	41,238	46,652	53,323
Earnings per share attributable to Nevsun shareholders - basic	0.19	0.21	0.23	0.27
Earnings per share attributable to Nevsun shareholders - diluted	0.19	0.20	0.23	0.27

In US $000s (except per share data)	2011 2nd	2011 1st	2010 4th	2010 3rd
Revenues	$136,085	$54,315	$-	$-
Net income (loss) attributable to Nevsun shareholders	35,287	11,803	(1,748)	(2,140)
Earnings (loss) per share attributable to Nevsun shareholders - basic	0.18	0.06	(0.01)	(0.01)
Earnings (loss) per share attributable to Nevsun shareholders - diluted	0.17	0.06	(0.01)	(0.01)

Liquidity and capital resources

The Company’s cash and cash equivalents at June 30, 2012 was $369,350 (December 31, 2011 – $347,582). The Company believes that its cash and cash equivalents, along with ongoing cash flows, will be sufficient to meet its operating and development cash requirements for at least twelve months.

During Q2 2012 the Company generated $106,325 of cash in its operating activities (Q2 2011 – generated $111,209). During the six month period ended June 30, 2012 the Company generated $67,171 in cash flows from operating activities (six months ended June 30, 2011 – generated $138,176). In Q2 2012, the Company paid $25,117 in income taxes and for the six month period ended June 30, 2012 it paid $139,549. The Company paid no income taxes in the same periods in the prior year.

The Company used $20,133 in investing activities in Q2 2012 (Q2 2011 – used $14,712). The Company spent $18,523 on property, plant and equipment in Q2 2012 compared to $13,115 in Q2 2011. The Company used $36,850 in its investing activities for the six month period ended June 30, 2012 (six months ended June 30, 2011 – generated $15,294). In the six month period ended June 30, 2011 the Company received $48,613 in proceeds on sale of pre-production gold sales that were credited to investing activities.

During Q2 2012 the Company generated $3,765 (Q2 2011 – used $12,687) from its financing activities. In Q2 2012 the Company received $22,896 from the non-controlling interest as partial payment on the sale of 30% of the Bisha Mine. No such proceeds were received in Q2 2011. Dividends of $16,000 (Q2 2011 – $nil) were paid to the non-controlling interest. In Q2 2011 the Company repaid $17,000 in advances to the non-controlling interest. As the advances were entirely repaid by the end of 2011, no such repayments were made in Q2 2012. In Q2 2012, the Company spent $3,131 to repurchase and cancel 932,600 shares. No such share repurchases and cancellations were made in Q2 2011.

The Company used $8,553 in its investing activities in the six month period ended June 30, 2012 and used $16,192 in the same period in the prior year. During the six month period ended June 30, 2012, the Company paid dividends to shareholders of $10,013 (six month period ended June 30, 2011 – $nil) paid dividends to non-controlling interest of $26,000 (six month period ended June 30, 2011 – $nil) and received payments from non-controlling interest, as partial payment on the sale of 30% of the Bisha Mine, of $29,896 (six month period ended June 30, 2011 – $nil). In the six month period ended June 30, 2011, the Company used $21,103 to repay loans, advances and interest on such to non-controlling interest. As the loans, advances and interest on such were extinguished by the end of 2011, there were no such payments in 2012.

Commitments and contractual obligations

On April 15, 2012 the Company increased an environmental bond to cover remediation liabilities for Bisha to $7,500 at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the “US Actions"). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint currently is expected to be filed on August 21, 2012.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012 naming the Company and certain officer of the Company as defendants (hereafter the “Canadian Actions”). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces, (ii) negligent misrepresentation, and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011 to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The plaintiff seeks damages in the sum of $100,000, plus interest and costs, on behalf of the putative class.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions. The Company believes the allegations are without merit and will vigorously defend itself.

Outstanding share data

As of August 8, 2012 the Company had 199,417,815 shares and 8,637,500 options issued and outstanding.

On March 19, 2012 the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allows for the purchase of up to 4,009,408 common shares of the Company, representing approximately 2% of the 200,470,415 common shares issued and outstanding as at March 15, 2012. The purchases were authorized to commence no earlier than March 26, 2012 and may continue until September 26, 2012. As of August 8, 2012, 1,312,100 shares had been repurchased and cancelled for a cost of $4,490.

Non-GAAP measure

Cash cost per ounce sold is a non-GAAP (Generally Accepted Accounting Principles) financial measure and includes all costs absorbed into costs of sales, as well as royalties and by-product credits, but excludes depreciation and depletion and share-based payments. It is intended to provide additional information and does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate cash cost per ounce differently.

We have defined cash cost per ounce sold below and reconciled it with the GAAP measures we report.

Cash cost per ounce sold:

	For the three months ended June 30,		For the six months ended June 30,
In US $000s (except per ounce data)	2012	2011	2012	2011
Costs of sales	$38,042	$34,138	$76,804	$48,814
Less silver by-product sales	(7,818)	(1,053)	(14,946)	(1,624)
Less non-cash items:
Depreciation and depletion	(7,745)	(5,707)	(16,018)	(8,302)
Share-based payments	(342)	(360)	(679)	(487)
Cash operating costs	$22,137	$27,018	$45,161	$38,401
Gold ounces sold during operating period(1)	87,500	88,700	170,600	126,200
Cash cost per ounce sold	$253	$305	$265	$304
(1)	The 2011 operating period was from February 22, 2011 to June 30, 2011 only.

Gold cash costs per ounce for Q2 2012 were $253 on 87,500 ounces sold, which included $89 per ounce in silver by-product credits, while gold cash costs per ounce for Q2 2011 were $305 on 88,700 ounces sold, which included $12 per ounce in silver by-product credits. Gold cash costs per ounce for the six month period ended June 30, 2012 were $265 on 170,600 ounces sold, which included $88 per ounce in silver by-product credits, while gold cash costs per ounce for the comparative prior year period were $304 on 126,200 ounces sold which included $13 per ounce in silver by-product credits.

Use of financial instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. To minimize risk, the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. A high percentage of the funds are maintained in accounts outside of Africa.

Loans and receivables, particularly trade receivables, are with internationally recognized, credit worthy precious metals refiners. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical accounting estimates

Critical accounting estimates used in the preparation of the condensed consolidated interim financial statements include the Company’s determination of the commencement of commercial production, assessment of the Company’s functional currency, estimation of the provision for reclamation and closure, revision of indicators of impairment, determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments and deferred income tax asset valuation reserves, classification of current and non-current portions of due from non-controlling interest and income taxes payable, which are based on mine cash flows, among others. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in the condensed consolidated interim financial statements have been impacted by management’s determination that its Bisha Mine reached the operating levels intended by management on February 22, 2011.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, described under the heading “Risk Factors” in the Company’s annual 2011 Annual Information Form and MD&A. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on mineral resource and reserve reports by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not readily determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, feasibility studies, accessible facilities, existing permits and life of mine plans.

The Company considers both external and internal sources of information in assessing whether there are any indications that property, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of property, plant and equipment. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties using an appropriate discount rate. Reductions in metals prices forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment.

The Company has an obligation to reclaim its property after the minerals have been mined from the site. As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur. The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of the Company’s shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

In determining the classification of the current and non-current portions of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Company’s mining properties. Reductions in metals prices forecasts, increases in estimated future costs of production, increases in estimated future expansionary and non-expansionary capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Changes in internal control over financial reporting

With the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated whether there has been any change in our internal control over financial reporting during the three month period ended June 30, 2012.

There were no material changes to the Company’s internal controls over financial reporting during the three month period ended June 30, 2012.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the June 30, 2012 condensed consolidated interim financial statements, there were no material transactions with related parties during the three and six month periods ended June 30, 2012.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. A list of some of the risks the Company faces are included in the section titled “Risk Factors” in the Company’s Annual Information Form and 2011 annual MD&A. Other risk factors include the risks that (1) the unusually high but unpredictable gold grades the Company currently is experiencing at the Bisha Mine may not continue for as long as the Company currently estimates; (2) the Company’s transition from oxide phase to copper plant expansion may not take place in the time frames currently anticipated; (3) the lower gold production forecast for 2012 may result in downtime between the gold and copper phases, leading to lower profitability in 2013; (4) the lower gold production forecast for 2012, or other intervening events, may materially affect the currently projected mine life of the Bisha Mine; and (5) the purchase price agreed for the disposition of 30% of the Bisha Mine may require adjustment as a result of the revised production guidance. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the foregoing risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Forward Looking Statements

This document contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea and in the putative class action lawsuits, the adequacy of the Company’s financial resources, financial projections, including, but not limited to, estimates of capital and operating costs, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, some of which can be found in the section titled “Risk Factors”, uncertainties and other factors, including the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions; (iii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (iv) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2012. Other risks are more fully described in the Company’s most recent Annual Information Form and 2011 annual MD&A. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”
Cliff T. Davis

President & CEO
August 8, 2012